Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Barclays Bank PLC:

We consent to the use of our report dated 17 February 2021, with respect to the consolidated balance sheets of Barclays Bank PLC and subsidiaries as of 31 December 2020 and 2019, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2020, and the related notes and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements, which report appears in the Annual Report on Form 20-F of Barclays Bank PLC for the year ended 31 December 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

KPMG LLP

London, United Kingdom

May 24, 2021